                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1

                                       TO

                                    FORM T-3


                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                             MARCONI CORPORATION PLC
                               (Name of Applicant)

                            4th Floor, Regents Place
                                 338 Euston Road
                                 London NW1 3BT
                                 United Kingdom
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURES TO BE QUALIFIED

TITLE OF CLASS                                          AMOUNT
8% Senior Secured Notes due 2008                        $717,139,584

10% Junior Secured Notes due 2008                       $486,881,472 plus any additional Notes that may from
                                                        time to time be issued as payment of interest on
                                                        such Notes in accordance with their terms.

Approximate date of proposed public offering:           On the consummation of the Scheme of Arrangement
                                                        referred to herein, which is expected to be on or about
                                                        May 19, 2003.


Name and address of agent for service:                  Adam Kupitz
                                                        Allen & Overy
                                                        One New Change
                                                        London EC4M 9QQ
                                                        United Kingdom

                                     GENERAL

1.    GENERAL INFORMATION. Furnish the following information as to the
      Applicant:

      (a)   Form of organization. A public limited company.

      (b) State or other sovereign power under the laws of which organized. England and Wales.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

      The exemption from registration of the indenture securities is pursuant to section 3(a)(10) of the Securities Act of 1933, as amended (the "SECURITIES ACT").

      Background


      On March 17, 2003, Marconi Corporation plc (the "APPLICANT") lodged with the English High Court of Justice (Chancery Division, Companies Court) (the "ENGLISH COURT") its proposals in relation to a scheme of arrangement (the "APPLICANT'S SCHEME OF ARRANGEMENT") under section 425 of the Companies Act 1985 of England and Wales ("SECTION 425") between itself and its relevant creditors (including the Applicant's main bank and bond creditors) (the "SCHEME CREDITORS"). See Exhibit T3E.1 for the scheme document setting forth the Applicant's Scheme of Arrangement and the explanatory statement required by English law to accompany it setting out all information a Scheme Creditor would need to know in order to be able to properly consider whether to vote in favor of the Applicant's Scheme of Arrangement at meetings of creditors convened by the English Court (the "SCHEME DOCUMENT"). The Applicant mailed the Scheme Document to its Scheme Creditors on March 31, 2003.



      As set forth in the Scheme Document, Scheme Creditors will receive in exchange for the release of their claims a package of cash, new debt and common equity securities issued by the Applicant. The new debt securities will consist of 8% Senior Secured Notes due 2008 (the "SENIOR NOTES") and 10% Junior Secured Notes due 2008 (the "JUNIOR NOTES" and, together with the Senior Notes, the "NOTES"). The Senior Notes will be denominated in US dollars and will be issued in an aggregate principal amount of $717,139,584. The Junior Notes will be denominated in US dollars and will be issued in an initial aggregate principal amount of $486,881,472. Current shareholders in the Applicant's parent company, Marconi plc, will receive, in exchange for their equity holding in Marconi plc, shares in the Applicant equal to 0.5% of the share capital to be outstanding, as well as warrants (as described below in "Capital Securities").


      Marconi plc, is conducting its own scheme of arrangement (the "PARENT'S SCHEME OF ARRANGEMENT" and, together with the Applicant's Scheme of Arrangement, the "SCHEMES OF ARRANGEMENT") under the process outlined above concurrently with the Applicant. If the Parent's Scheme of Arrangement becomes effective, a package of cash, equity securities of the Applicant and Notes will be received by Marconi plc (through a claim in the Applicant's Scheme of Arrangement made by Marconi plc's wholly owned subsidiary, Ancrane Limited) and will comprise the consideration available for distribution to Marconi plc's Scheme Creditors in exchange for their claims against Marconi plc. The Scheme Document also sets forth the Parent's Scheme of Arrangement and the explanatory statement required by English law.

      Analysis

      Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for:

            . . . any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court . . .

      In addition to the statutory text of section 3(a)(10), the Staff of the Commission indicated in Revised Staff Legal Bulletin No. 3 ("SLB 3") that the section 3(a)(10) exemption is available if the following eight conditions are met:

      I. THE SECURITIES MUST BE ISSUED IN EXCHANGE FOR SECURITIES, CLAIMS OR PROPERTY INTERESTS.

            As described above, if the Notes are issued, they will be issued together with the other elements of scheme consideration, being cash and common equity securities, in exchange for the claims of the Scheme Creditors as set forth in the Scheme Document. There will be no exchange of Notes for cash or any other form of consideration.

      II. A COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST APPROVE THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE EXCHANGE.

            SLB 3 sets forth the view of the Commission that the term "court" in section 3(a)(10) includes a foreign court. In addition, the Staff of the Commission has recognized the English Court acting under Section 425 as a court qualified to approve the fairness of an exchange pursuant to section 3(a)(10). See, e.g., Global Telesystems No Action Letter (available June 14, 2001).


            The English Court ordered the convening of meetings of the respective Scheme Creditors. The Scheme Document was circulated to the respective Scheme Creditors in a manner designed to give such creditors timely and effective notice of the creditors' meetings. On the day fixed by the English Court, the Scheme Creditors' respective meetings in respect of the Schemes of Arrangement were held, and the Scheme Creditors voted to approve the Schemes of Arrangement.



            The Applicant's Scheme of Arrangement was approved by the statutorily requisite percentage of Scheme Creditors, and the English Court conducted a sanction hearing. The Parent's Scheme of Arrangement was likewise approved by the statutorily requisite percentage of Marconi plc's scheme creditors, and the English Court conducted a sanction hearing with respect to that scheme of arrangement as well, although the consummation of the Applicant's Scheme of Arrangement is not premised on the consummation of the Parent's Scheme of Arrangement.


      III. THE COURT OR AUTHORIZED GOVERNMENTAL AUTHORITY MUST FIND THAT THE TERMS AND CONDITIONS OF THE EXCHANGE ARE FAIR TO THOSE TO WHOM SECURITIES WILL BE ISSUED AND BE ADVISED BEFORE THE HEARING THAT THE ISSUER WILL RELY ON THE SECTION 3(A)(10) EXEMPTION BASED ON THE COURT'S OR AUTHORIZED GOVERNMENTAL AUTHORITY'S APPROVAL OF THE TRANSACTION.


            The English Court ruled on the fairness of the respective Schemes of Arrangement, both from a procedural and a substantive standpoint. The English Court was advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by section 3(a)(10) thereof.

      IV. THE COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST HOLD A HEARING BEFORE APPROVING THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE TRANSACTION.


            Consummation of the Schemes of Arrangement is subject to the approval of the English Court following the fairness hearings described above, and such approval has been given.


      V. THE GOVERNMENTAL ENTITY MUST BE EXPRESSLY AUTHORIZED BY LAW TO HOLD THE HEARING.

            The fairness hearings are expressly authorized by Section 425.

      VI. THE FAIRNESS HEARING MUST BE OPEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.


            At the fairness hearings, which was open to all respective Scheme Creditors with no improper impediments to appearance, dissenting creditors had the opportunity to voice objection to the sanction of the respective Schemes of Arrangement.


      VII. ADEQUATE NOTICE MUST BE GIVEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.


            The Scheme Document was circulated to respective Scheme Creditors in a manner designed to give such creditors timely and effective notice of the relevant meetings and Scheme Creditors. In addition, the Scheme Document was published on the Applicant's website.


      VIII. THERE CANNOT BE ANY IMPROPER IMPEDIMENTS TO THE APPEARANCE BY EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.


            There were no such impediments.


                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.

      Organizational charts of the Applicant, its corporate parents, and the subsidiaries of its corporate parent are attached hereto as Exhibit T3G.1 (depicting the organizational structure prior to the Applicant's Scheme of Arrangement) and Exhibit T3G.2 (depicting the organizational structure assuming the Applicant's Scheme of Arrangement becomes effective), and are incorporated herein in their entirety by reference. Each subsidiary shown in Exhibit T3G.1 and Exhibit T3G.2 is at least 50% owned by its parent, unless otherwise noted.

      Certain directors and executive officers of the Applicant may be deemed to be "affiliates" of the Applicant by virtue of their positions with the Applicant. See Item 4, "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

      Name                                 Address                             Office
      ----                                 -------                             ------
      John Francis Devaney                4th Floor, Regents Place            Chairman
                                          338 Euston Road
                                          London NW1 3BT

      Michael William John Parton         4th Floor, Regents Place            Chief Executive Officer
                                          338 Euston Road
                                          London NW1 3BT

      Michael John Donovan                4th Floor, Regents Place            Chief Operating Officer
                                          338 Euston Road
                                          London NW1 3BT

      Christopher Charles Holden          4th Floor, Regents Place            Interim Chief Financial Officer
                                          338 Euston Road
                                          London NW1 3BT

      Michael Kent Atkinson               4th Floor, Regents Place            Non-Executive Director
                                          338 Euston Road
                                          London NW1 3BT

      Werner Karl Koepf                   4th Floor, Regents Place            Non-Executive Director
                                          338 Euston Road
                                          London NW1 3BT

      Ian McMaster Chubb *                4th Floor, Regents Place            Non-Executive Director *
                                          338 Euston Road
                                          London NW1 3BT

      Kathleen Ruth Flaherty *            4th Floor, Regents Place            Non-Executive Director *
                                          338 Euston Road
                                          London NW1 3BT

      * These individuals have agreed to become members of the Applicant's board of directors following the consummation of the Applicant's Scheme of Arrangement.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

      Prior to the consummation of the Applicant's Scheme of Arrangement, one share in the Applicant is owned by Marconi Nominees Limited (New Century Park, PO Box 53, Coventry, Warwickshire CV3 1HJ) and the remainder of the issued share capital (approximately 2.9 billion shares) in the Applicant is owned by its parent, Marconi plc (New Century Park, PO Box 53, Coventry, Warwickshire CV3 1HJ).

      Integral to the mechanics of the Applicant's Scheme of Arrangement, 99.5% of the Applicant's shares will be distributed to the Scheme Creditors (the remaining 0.5% will be distributed to the shareholders of Marconi plc). Additionally, the Applicant's shares are expected to be listed on the London Stock Exchange. From the information currently available to the Applicant, having made enquiry of its Scheme Creditors, the Applicant does not anticipate that there will be any holders of 10% or more of the Applicant's shares upon listing. However, it should be noted that one of the Applicant's subsidiaries, by virtue of it being a Scheme Creditor, will initially be allotted approximately 16% of the

      Applicant's shares. However, these shares will be distributed to Marconi plc's creditors as part of the Parent's Scheme of Arrangement's scheme consideration.

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

      (a)   THE APPLICANT'S $900,000,000 7-3/4% BONDS DUE 2010 AND $900,000,000
            8-3/8% BONDS DUE 2030 WERE UNDERWRITTEN BY:

      Underwriter                                      Address
      -----------                                      -------
      Morgan Stanley & Co., Incorporated               1585 Broadway
                                                       New York, NY 10036

      Credit Suisse First Boston                       11 Madison Avenue
      Corporation                                      New York, NY 10010-3629

      J.P. Morgan Securities,                          270 Park Avenue
      Incorporated                                     New York, NY 10017

      Merrill Lynch, Pierce, Fenner &                   World Financial Center
      Smith, Incorporated                              North Tower
                                                       250 Vesey Street
                                                       New York, NY 10281-6100

      Salomon Smith Barney, Incorporated               388 Greenwich Street
                                                       New York, NY 10013

      UBS Warburg LLC                                  299 Park Avenue
                                                       New York, NY 10171-0026


            THE APPLICANT'S E1,000,000,000 6.375% BONDS DUE 2010 WERE UNDERWRITTEN BY:

      Underwriter                                      Address
      -----------                                      -------
      ABN AMRO NV                                      199 Bishopsgate
                                                       London EC2M 4AA

      Warburg Dillon Read (now UBS                     100 Liverpool Street
      Warburg)                                         London EC2M 2RH

      Barclays Capital plc                             5 The North Colonnade
                                                       Canary Wharf
                                                       London E14 4BB

      BNP Paribas Group                                10 Harewood Ave
                                                       London
                                                       NW1 6AA


      Commerzbank AG (a/k/a Commerzbank                60 Greatchurch Street
      Securities)                                      London EC3V 0HR

      Deutsche Bank AG                                 Winchester House
                                                       1 Great Winchester Street
                                                       London EC2N 2DB

      Westdeutsche Landesbank                          Woolgate Exchange
      Girozentrale (now WestLB AG)                     25 Basinghall Street
                                                       London EC2V 5HA

            THE APPLICANT'S E500,000,000 5.625% BONDS DUE 2005 WERE UNDERWRITTEN
            BY:

      Underwriter                                      Address
      -----------                                      -------
      ABN AMRO NV                                      199 Bishopsgate
                                                       London EC2M 4AA

      Warburg Dillon Read (now UBS                     100 Liverpool Street
      Warburg)                                         London EC2M 2RH

      Barclays Capital plc                             5 The North Colonnade
                                                       Canary Wharf
                                                       London E14 4BB]

      BNP Paribas Group                                10 Harewood Ave
                                                       London NW1 6AA

      Banco Santander Central Hispano                  100 Ludgate Hill
                                                       London EC4M 7NJ

      Commerzbank AG (a/k/a Commerzbank                60 Greatchurch Street
      Securities)                                      London EC3V 0HR

      Deutsche Bank AG                                 Winchester House
                                                       1 Great Winchester Street
                                                       London EC2N 2DB

      UniCredito Banca Mobiliare                       95 Gresham Street
                                                       London EC2V 7PN

      Westdeutsche Landesbank                          Woolgate Exchange
      Girozentrale (now WestLB AG)                     25 Basinghall Street
                                                       London EC2V 5HA

      (b)   There will be no underwriter of the Notes.

                               CAPITAL SECURITIES

7.    CAPITALIZATION.

      (a) Furnish the following information as to each authorized class of securities of the Applicant.


      As of May 16, 2003:


      EQUITY

          Col. A                            Col. B                           Col. C
      Title of Class                   Amount Authorized               Amount Outstanding
      --------------                   -----------------               ------------------
      Ordinary Shares of 5p each         6,000,000,000                   2,866,250,735


      The articles of the Applicant have been adopted conditionally on the allotment of the shares pursuant to the Applicant's Scheme of Arrangement. Under the newly adopted articles, subject to legal restrictions, the Applicant may by ordinary resolution declare a dividend in accordance with the respective rights of the members, and may fix the time for payment of such dividend provided that no dividend shall exceed the amount recommended by the Applicant's board of directors.

      DEBT SECURITIES

      Assuming the Applicant's Scheme of Arrangement becomes effective, the following outstanding debt securities will be compromised via the Applicant's Scheme of Arrangement and will no longer be outstanding, and there will be no debt securities of the Applicant outstanding other than the Notes:

          Col. A                             Col. B                           Col. C
      Title of Class                    Amount Authorized                Amount Outstanding
      --------------                    -----------------                ------------------
      5.625% Bonds due 2005                E500 million                      E500 million
      6.375% Bonds due 2010                E1,000 million                    E1,000 million
      7.75% Bonds due 2010                 $900 million                      $900 million
      8.375% Bonds due 2030                $900 million                      $900 million

      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

      Subject to the Articles and to any rights or restrictions as to voting for the time being attached to any class of shares, on a show of hands, every member who is present in person or by proxy or (being a corporation) is present by a duly authorized corporate representative, not being himself a member, at a general meeting, shall have one vote and, on a poll, every member present in person or by proxy or (being a corporation) is present by a duly authorized corporate representative shall have one vote for every share of which he is the holder, save that where a member appoints more than one proxy to attend on the same occasion with respect to different shares, the proxies so appointed shall not be entitled to vote on a show of hands in the case of a special or extraordinary resolution.

      Unless the Applicant's board of directors otherwise decides, no member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Applicant, either in person or by proxy, in respect of any share held by them unless all monies presently payable by him in respect of that share have been paid.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.


      The Applicant will issue the Senior Notes under an indenture (the "SENIOR
      NOTE INDENTURE") among itself, the Guarantors (as defined herein) and Law Debenture Trust Company of New York, as trustee (the "SENIOR NOTE TRUSTEE"). The Applicant will issue the Junior Notes under an indenture (the "JUNIOR NOTE INDENTURE" and together with the Senior Note Indenture, the "INDENTURES" and each an "INDENTURE") among itself, the Guarantors and JPMorgan Chase Bank, as trustee (the "JUNIOR NOTE TRUSTEE", and, together with the Senior Note Trustee, the "NOTE TRUSTEES" and each a "NOTE TRUSTEE"). The following is a summary of certain provisions of the Indentures. Capitalized terms used herein and not otherwise defined have the definitions assigned to such terms in each of the Indentures. The term "Tranche", as used herein, shall mean either of the Senior Notes or the Junior Notes. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the respective Indentures.


(A)   DEFAULTS UNDER THE INDENTURE.

      Each of the following is an "Event of Default" under the Senior Notes and/or Junior Notes, as specified below:

      (1) default for 14 days or more in the payment when due of interest on, or Additional Amounts with respect to, the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes);


      (2) default in the payment when due of all or any part of the principal of or premium, if any, on, any Senior Notes (in the case of the Senior Notes) or any Junior Notes (in the case of the Junior Notes), whether at Stated Maturity, upon acceleration, optional or mandatory redemption, if any, or otherwise including for these purposes, the failure to call the applicable Tranche of Notes for redemption in accordance with the provisions set forth in the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes);



      (3) failure by the Applicant or any of its Subsidiaries to comply with the provisions restricting mergers, consolidations and sales of assets contained in the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), provided that, with respect to any failure to comply that is capable of being remedied, such failure shall not become an Event of Default unless it continues unremedied for a period of 30 days;



      (4) in the case of the Senior Notes, failure by the Applicant or any of its Subsidiaries to comply with any of the other covenants or agreements in the Senior Note Indenture or the Senior Notes (a) (i) for 90 days after notice from the Senior Note Trustee or the Required Holders of at least 35% in aggregate principal amount of the then Outstanding Senior Notes or (ii) for 30 days after notice from the Required Holders of at least 66-2/3% in aggregate principal amount of the then Outstanding Senior Notes, in the case of each of clause (a)(i) and (a)(ii) if there are any Junior Notes Outstanding (as such term is defined in the Junior Note Indenture) on the date of the applicable notice or (b) for 30 days after notice from the Senior Note Trustee or the Required Holders of at least 25% in aggregate principal amount of the then Outstanding Senior Notes, if there are no Junior Notes Outstanding (as such term is defined in the Junior Note Indenture) on the date of such notice;


      (5) in the case of the Junior Notes, failure by the Applicant or any of its Subsidiaries to comply with any of the other covenants or agreements in the Junior Note Indenture or the Junior Notes (a)(i) for 90 days after notice from the Junior Note Trustee or the Required Holders of at least

            35% in aggregate principal amount of the then Outstanding Junior Notes or (ii) for 30 days after notice from the Required Holders of at least 66-2/3% in aggregate principal amount of the then Outstanding Junior Notes, in the case of each of clause (a)(i) and
            (a)(ii) if there are any Senior Notes Outstanding (as such term is defined in the Senior Note Indenture) on the date of the applicable notice or (b) for 30 days after notice from the Junior Note Trustee or the Required Holders of at least 25% in aggregate principal amount of the then Outstanding Junior Notes, if there are no Senior Notes Outstanding (as such term is defined in the Senior Note Indenture) on the date of such notice;



      (6) default under any mortgage, trust deed, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for borrowed money by the Applicant or any of its Subsidiaries (or the payment of which is Guaranteed by the Applicant or any of its Subsidiaries) (including, for the avoidance of doubt, default under any Bonding Facility, including the New Bonding Facility Agreement), in each case other than Indebtedness solely between or among the Applicant and any of its Subsidiaries, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:



      (a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of any applicable grace period provided with respect to such Indebtedness on the date of such default (a "Payment Default"), or


            (b) results in the acceleration of such Indebtedness prior to its stated maturity;

            and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates GBP15 million (or the Sterling Equivalent) or more;

      (7) failure by the Applicant or any of its Subsidiaries to pay final judgements aggregating in excess of GBP15 million (or the Sterling Equivalent) which judgements remain unpaid or undischarged for a period of 60 days (not including any period during which such judgements are stayed);


      (8) (a) the Guarantee of the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) by any Guarantor being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect except as expressly permitted under the Indentures, provided that such unenforceability, invalidity or cessation shall not become an Event of Default unless it continues unremedied for a period of 30 days after the Applicant or the relevant Guarantor has actual knowledge of such unenforceability, invalidity or cessation or (b) any Person acting on behalf of any Guarantor denying or disaffirming such Guarantor's obligations under its Guarantee of such Notes;



      (9) entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Applicant, any Guarantor or any Significant Subsidiary, in an involuntary case or proceeding under any Bankruptcy Law or (b) a decree or order (i) adjudging the Applicant, any Guarantor or any Significant Subsidiary bankrupt or insolvent, (ii) approving as properly filed a petition seeking moratorium, reorganization, arrangement, adjustment or composition of or in respect of the Applicant, any Guarantor or any Significant Subsidiary under any Bankruptcy Law, (iii) appointing a custodian, receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of the Applicant, any Guarantor or any Significant Subsidiary or of any substantial part of their respective properties, or (iv) ordering the winding up or liquidation of the affairs of the Applicant, any Guarantor or any Significant Subsidiary, and in each case any such decree or order for relief continues to be in effect, or any such other decree or order continues unstayed and in effect, for a period of 60 consecutive calendar days, in the case of each of clauses (a) and
            (b) otherwise than (i) in the case of a Subsidiary of the Applicant, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Required Holders of at least 25% in aggregate principal amount of the then Outstanding

            Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) or (ii) in furtherance of, or otherwise in connection with, the liquidation or dissolution of MCHI pursuant to the MCHI Plan of Liquidation and Dissolution;


      (10)  (a)   commencement by the Applicant, any Guarantor or any
                  Significant Subsidiary of a voluntary case or proceeding or process (whether or not requiring the order of a court or tribunal) under any Bankruptcy Law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or filing for or having been granted a moratorium on payment of its debts or files for bankruptcy or is declared bankrupt,

            (b) consent by the Applicant, any Guarantor or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Applicant, any Guarantor or any Significant Subsidiary in an involuntary case or proceeding under any Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against the Applicant, any Guarantor or any Significant Subsidiary,

            (c) filing of a petition or answer or consent by the Applicant, any Guarantor or any Significant Subsidiary seeking reorganization or relief under any Bankruptcy Law,


            (d) the Applicant, any Guarantor or any Significant Subsidiary (i) consenting to the filing of a petition seeking reorganization or relief under any Bankruptcy Law or to the appointment of, or taking possession by, an administrator, custodian, receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of the Applicant, any Guarantor or such Significant Subsidiary or of any substantial part of their respective properties, (ii) making an assignment for the benefit of its creditors generally or (iii) admitting in writing its inability to pay its debts generally as they become due,


            (e) the approval by stockholders of the Applicant, any Guarantor or any Significant Subsidiary of any plan or proposal for the liquidation or dissolution of the Applicant, any Guarantor or any Significant Subsidiary,

            (f) the whole or any substantial part of the assets of the Applicant, any Guarantor or any Significant Subsidiary being placed under administration, receivership or administrative receivership, or


            (g) the Applicant, any Guarantor or any Significant Subsidiary taking any corporate action in furtherance of any such actions in clause (9) above or this clause (10),



            in the case of each of clauses (a) through (g) otherwise than (i) in the case of a Subsidiary of the Applicant, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Required Holders of at least 25% in aggregate principal amount of the then Outstanding Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) or (ii) in furtherance of, or otherwise in connection with, the liquidation or dissolution of MCHI pursuant to the MCHI Plan of Liquidation and Dissolution;


      (11) failure by the Applicant or any of its Subsidiaries to comply with any material obligations set forth in any Intellectual Property Licence Agreement that continues unremedied for 30 days after the Applicant has actual knowledge of such failure;


      (12) (a) failure by the Applicant or any of its Subsidiaries to comply with any material obligation set forth in the Security Trust and Intercreditor Deed, (b) the Security Trust and Intercreditor Deed being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect, or (c) the Security Trust and Intercreditor Deed being declared null and void, provided that any such failure, cessation or declaration shall not become an Event of Default unless it continues unremedied for 30 days after the Applicant or any of its Subsidiaries has actual knowledge of such failure, cessation or declaration;

      (13) (a) failure by the Applicant or any of its Subsidiaries to comply with any material obligation set forth in, or breach by the Applicant or any of its Subsidiaries of any material provision of, any Security Document to which the Applicant or such Subsidiary is party, (b) any of the Security Documents in respect of the Senior Notes or the Junior Notes being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect or to secure the payment of the Obligations payable under the applicable Notes, the applicable Guarantee thereof or the applicable Indenture, (c) except as permitted under the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), any of the Security Documents ceasing to give the Security Trustee, on behalf of the applicable Trustee (for the benefit of the Holders of the applicable Notes) any of the Liens purported to be created thereby or to secure the payment of the Obligations payable under the applicable Notes, the applicable Guarantee thereof or the applicable Indenture or (d) any of the Security Documents being declared null and void, provided that, in the case of any such failure, cessation or declaration that does not materially adversely affect the rights of the Holders of the applicable Tranche of Notes, such cessation or declaration shall not become an Event of Default unless it continues unremedied for 30 days after the Applicant or any of its Subsidiaries receives actual knowledge of such cessation or declaration; and



      (14) with respect to the Senior Notes, any Event of Default (as such term is defined in the Junior Note Indenture) under the Junior Notes has occurred and is continuing.


      The applicable Trustee shall give the Holders of the Senior Notes or the Junior Notes, as the case may be, notice of each Default under the Senior
      Note Indenture or the Junior Notes Indenture, as the case may be, known to such Trustee, within 30 days after the occurrence thereof, as and to the extent provided by the Trust Indenture Act, unless such Default shall have been cured or waived.

(B)   AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS


      Each of the Notes shall be executed on behalf of the Applicant by any of its officers. The signature of any of these officers on the applicable Notes may be manual or facsimile.


      Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Applicant shall bind the Applicant, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes, provided such officer was the holder of such office at the time of such execution.


      No Note shall be entitled to any benefit under the applicable Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for therein executed by or on behalf of the Paying Agent by manual signature of an authorized officer, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered and that such Note is entitled to the benefits of the applicable Indenture.


      The Notes will be issued in exchange for the claims of the Scheme Creditors. Consequently, the Applicant will receive no proceeds from the issuance of the Notes.

(C)   RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO LIEN

      The Applicant and most of the Guarantors will enter into one or more security agreements, pledge agreements, assignments, mortgages or other similar instruments or documents to secure their respective obligations under the Notes, the Indentures, the Guarantees of the Notes and the obligations of the Applicant and its subsidiaries under certain other obligations owed to certain other creditors of the Applicant and its subsidiaries (such other creditors, the "OTHER SECURED CREDITORS"). This security will not be granted to either of the Trustees or the holders of Notes but will be granted to a security trustee (the "SECURITY TRUSTEE") (which will be acting as such under a Security Trust and Intercreditor Deed to be entered into by the Applicant, the Guarantors, certain other Subsidiaries of the Applicant, the Security Trustee, the Senior Note Trustee, the Junior Note Trustee and the Other Secured Creditors (the "SECURITY TRUST AND INTERCREDITOR DEED")) on behalf of the Trustees (for the benefit of the holders of the Senior Notes or Junior Notes, as applicable) and the Other Secured Creditors.

      So long as no Default or Event of Default has occurred and is continuing, upon certain asset sales or other dispositions permitted by the Indentures, collateral which was the subject of such asset sales or other dispositions will be released from the lien and security created by the Security Trust and Intercreditor Deed. In addition, so long as no Default or Event of Default has occurred and is continuing, upon such asset sale or other disposition that results in any Guarantor no longer being a Subsidiary of the Applicant, such Guarantor shall be released from its obligations as a guarantor and from the lien and security created by the Security Trust and Intercreditor Deed.

(D)   SATISFACTION AND DISCHARGE

      An Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

      (1)   either:

            (a) all such Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Applicant or discharged from such trust, have been delivered to the applicable Trustee for cancellation; or

            (b) all such Notes that have not been delivered to the applicable Trustee for cancellation:

                  (i) have become due and payable by reason of the giving or delivery of a notice of redemption or otherwise,

                  (ii) will become due and payable at their Stated Maturity within one year, or


                  (iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice of redemption by the applicable Trustee in the name, and at the expense, of the Applicant,



                  and in the case of (i), (ii) or (iii) above the Applicant has irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust solely for the benefit of the Holders cash denominated in the Relevant Currency, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the applicable Tranche of Notes not theretofore delivered to the applicable Trustee for cancellation, including principal and premium, if any, and accrued interest and Additional Amounts, if any, to the Stated Maturity or the Redemption Date, as the case may be;



      (2) in the case of (1)(b)(ii) or (iii) above, no Default or Event of Default with respect to such Notes has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Applicant or any Subsidiary of the Applicant is a party or by which the Applicant or any Subsidiary of the Applicant is bound;


      (3) the Applicant has paid or caused to be paid all sums payable by it under the applicable Indenture; and


      (4) if applicable, the Applicant has delivered irrevocable instructions to the applicable Trustee under the applicable Indenture to apply the deposited money toward the payment of such Notes at Stated Maturity or the Repayment Date, as the case may be.


      In addition, the Applicant must deliver an officers' certificate and an opinion of counsel to the applicable Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(E)   EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

      The Applicant is required to deliver to each Trustee a semi-annual statement regarding compliance with the applicable Indenture. Furthermore, upon becoming aware of any Default or Event of Default under the Senior
      Note Indenture or the Junior Note Indenture, the Applicant is required to deliver to the relevant Trustee a statement specifying such Default or Event of Default.

      With respect to the authentication and delivery of the Notes, the satisfaction and discharge of a relevant Indenture, or any other action by a Trustee requested by the Applicant, the Applicant must furnish to the Trustee evidence of compliance with the conditions precedent to such requested action. This evidence shall consist of certificates or opinions made by officers of the Applicant stating that the conditions precedent have been complied with, and an opinion of counsel (who may be counsel to the Applicant) stating that in such counsel's opinion, the conditions precedent have been complied with.

      Evidence furnished to the Trustees under each of the Indentures must include the statements required by section 314(e) of the Trust Indenture Act of 1939.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

      The companies listed below are those companies that will initially guarantee the obligations of the Applicant under the Notes. The Indentures require that all material subsidiaries of the applicant (as determined pursuant to the Indentures) become guarantors. Additionally, from time to time, additional guarantors may be added to meet the guarantor coverage requirements specified in the Indentures, or for other reasons at the Applicant's option.

      GUARANTOR - ADDRESS

      UNITED KINGDOM (all entities' address: New Century Park, PO Box 53, Coventry CV3 1HJ)


      Associated Electrical Industries Limited
      Elliott-Automation Holdings Limited
      GPT Special Project Management Limited
      Highrose Limited
      Marconi Aerospace Unlimited
      Marconi (Bruton Street) Limited
      Marconi (DGP1) Limited
      Marconi (DGP2) Limited
      Marconi Bonding Limited
      Marconi Communications China Limited
      Marconi Communications Holdings Limited
      Marconi Communications International Holdings Limited
      Marconi Communications International Investments Limited
      Marconi Communications International Limited
      Marconi Communications Investments Limited
      Marconi Communications Limited
      Marconi Corporation plc
      Marconi (Elliott Automation) Limited
      Marconi (NCP) Limited
      Marconi Optical Components Limited
      Marconi UK Intellectual Property Limited
      Metapath Software International Limited
      Mobile Systems International Holdings Limited
      The English Electric Company Limited

      USA (all entities' address: c/o Marconi Communications, Inc., 333 Pierce Road, Suite 370, Itasca, Illinois, 60143, USA, except where indicated otherwise)


      Regents Place, Inc.


      FS Holdings Corp.
      FS Finance Corp.

      Marconi Acquisition Corp. - c/o Marconi Communications, Inc., 3000 Marconi
            Drive, Warrendale, Pennsylvania 15086-750, USA
      Marconi Communications Federal, Inc. - 5457 Twin Knolls Road, Suite 101,
            Columbia, Maryland, USA

      Marconi Holdings, LLC

      Marconi Communications, Inc. - c/o Marconi Communications, Inc., 3000
            Marconi Drive, Warrendale, Pennsylvania 15086-750, USA
      Marconi Communications North America Inc.
      Marconi Communications Technology, Inc. - c/o Marconi Communications,
            Inc., 3000 Marconi Drive, Warrendale, Pennsylvania 15086-750, USA Marconi Inc.
      Marconi Intellectual Property (Ringfence), Inc.
      Marconi Intellectual Property (US), Inc.
      Marconi Networks Worldwide, Inc. - c/o Marconi Communications, Inc., 3000
            Marconi Drive, Warrendale, Pennsylvania 15086-750, USA
      Marconi Software International, Inc.
      Metapath Software International, Inc.
      Metapath Software International (US), Inc.



      GERMANY (all entities' address: Gerberstrasse 33, D 71522 Backnang,
      Germany)

      Marconi Communications Holdings GmbH
      Marconi Communications GmbH
      Marconi Communications Real Estate GmbH

      ITALY

      Marconi Holdings SpA - Via A. Negrone 1/A, 16153 Genoa, Italy
      Marconi Communications SpA - Via Ludovico Calda 5, 16153 Genoa, Italy Marconi Sud SpA - Via C.G. Viola 43, 00148, Roma, Italy

      IRELAND

      Marconi Communications Limited (Ireland) - c/o Arthur Cox, Earlsfort
            Centre, Earlefort Terrace, Dublin, Ireland
      Marconi Communications Optical Networks Limited - West Pier Business
            Campus, Old Dun Dunleary Road, Dun Laoire, Co. Dublin, Ireland

      BRAZIL

      Marconi Communications Telemulti Ltda - Rua Verbo Divio, 1488-6 andar-conjunto 6A, Sao Paulo, Brazil

      MEXICO

      Marconi Communications de Mexico, S.A. de C.V. - Ave. San Andres Atoto No.
            165-D, Col. San Esteban, 53550, Naucalpan, Edo. Mexico
      Marconi Communications Exportel, S.A. de C.V. - Calle 4, No. 1A, Fracc.
            Industrial Alce Blanco, Naucalpan, Edo. Mexico
      Administrativa Marconi Communications, S.A. de C.V. - Calle Metepec No.
            112A, Col. San Esteban, Naucalpan, Edo. Mexico

      Marconi Communications, S.A. de C.V. - Ave. San Andres Atoto No. 165-D,
            Col. San Esteban, 53550, Naucalpan, Edo, Mexico


      AUSTRALIA (all entities' registered address: Level 7, 90 Arthur Street,
           North Sydney, NSW 2060, Australia)


      Marconi Australia Holdings Pty Limited

      Marconi Australia Pty Limited

      HONG KONG (all entities' address: 29F, 1063 Kings Road, Quarry Bay, PO Box 15 GPO, Hong Kong, PRC)


      Marconi Communications Asia Limited
      G.E.C. Hong Kong Ltd


      NETHERLANDS

      Marconi Communications BV - De Entree 11-13, Toren A 1101 BH, Amsterdam, the Netherlands

      SWITZERLAND

      Marconi Communications GmbH (Switzerland) - Reidhofstrasse 11, 8804 Au,
            Switzerland

      GUERNSEY

      Bruton Street Overseas Investments Limited - PO Box 186, 1 Le Marchant
            Street, St Peter Port, GY1 4HP, Guernsey

      CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises

      (a)   Pages numbered 1 to 18, consecutively.

      (b) The statement of eligibility under the Trust Indenture Act of 1939, as amended, of:


            (i) Law Debenture Trust Company of New York, as Trustee under the Senior Note Indenture (previously filed); and



            (ii) JPMorgan Chase Bank, as Trustee under the Junior Note Indenture (previously filed).


      (c) The following exhibits in addition to those filed as a part of the statement of eligibility of each Trustee:


EXHIBIT NUMBER          DESCRIPTION
--------------          -----------
T3A                     Form of Memorandum of Association of Marconi Corporation
                        plc to be effective on consummation of the Scheme of Arrangement.

T3B                     Form of Articles of Association of Marconi Corporation
                        plc to be effective on consummation of Scheme of  Arrangement.

T3C.1                   Form of Senior Notes Indenture.

T3C.2                   Form of Junior Notes Indenture.

T3D                     Findings of the English Court.

T3E.1                   Applicant's Scheme Document (incorporated herein by reference to the report submitted by the Applicant under cover of Form 6-K on
                        March 31, 2003; file number 333-12430, film number 03630355).

T3E.2                   Listing Particulars with respect to the Notes (incorporated herein by reference to the report submitted by the Applicant under cover of Form 6-K on March 31, 2003; file number 333-12430, film number 03629898).

T3F                     Trust Indenture Act Cross-Reference Table (included  within each of
                        T3C.1 and T3C.2).

T3G.1                   Affiliates chart (prior to Applicant's Scheme of Arrangement).

T3G.2                   Affiliates chart (assuming effectiveness of the Applicant's Scheme of Arrangement).


------------------

                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Marconi Corporation plc, a public limited company organized and existing under the laws of England and Wales, has duly caused this amendment to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed in the presence of a director and the company secretary, all in the city of London, United Kingdom, on the 16th day of May, 2003.


                                                MARCONI CORPORATION PLC


            [SEAL]                              By: /s/  John F. Devaney
                                                    ----------------------------
                                                    John F. Devaney
                                                    Director











                                             By: /s/  Mary Skelly
                                                    ----------------------------
                                                    Mary Skelly
                                                    Secretary